UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission file number: 001-41523

BEAMR IMAGING LTD.

(Translation of registrant’s name into English)

10 HaManofim Street

Herzeliya, 4672561, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on October 16, 2023, titled “Beamr announces its SaaS is now powered by NVIDIA NVENC and unveils its free program and future pricing at $0.05 per GB”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Beamr announces its SaaS is now powered by NVIDIA NVENC and unveils its free program and future pricing at $0.05 per GB”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Beamr Imaging Ltd.

Date: October 16, 2023	By:	/s/ Sharon Carmel
	Name:	Sharon Carmel
	Title:	Chief Executive Officer

3